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EXHIBIT 99(E)

                       HECHINGER COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE THIRTEEN AND TWENTY-SIX WEEKS ENDED JULY 30, 1994
                                  (UNAUDITED)


A.  BASIS OF PRESENTATION

In the opinion of management of Hechinger Company (the "Company"), the accompanying unaudited consolidated financial statements include all adjustments (which consist of normal recurring accruals) considered necessary for a fair statement of the results for the interim periods presented. The operating results for the twenty-six weeks ended July 30, 1994 are not necessarily indicative of the results to be expected for the fiscal year ending January 28, 1995.

Certain amounts in the financial statements for the periods ended July 31, 1993 have been reclassified to conform to the presentation for the periods ended July 30, 1994.

The financial statements presented herein should be read in conjunction with the financial statements incorporated by reference in the Company's Annual Report on Form 10-K for the year ended January 29, 1994.


B.  CHANGE IN ACCOUNTING PRINCIPLE

In May 1993, Statement of Financial Accounting Standards No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities, was issued. The Company adopted this statement as of the first quarter of 1994 and is classifying its investments in marketable securities as available-for-sale. Under this classification, marketable securities are carried at fair value, with unrealized gains and losses excluded from earnings and instead reported in stockholders' equity until realized. In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect of adopting SFAS 115 in the first quarter of 1994, as well as the effect as of July 30, 1994 on stockholders' equity were insignificant.


C.  MERCHANDISE INVENTORY

An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs. Interim results are subject to the final year-end LIFO inventory valuation.

All inventories reported at July 30, 1994 and January 29, 1994 were valued using the LIFO inventory valuation method. If all inventories had been valued under the FIFO method, which approximates replacement cost, inventories would have been $19.2 million and $17.0 million higher than reported at July 30, 1994 and January 29, 1994, respectively.


D.  TAXES ON INCOME

For the thirteen and twenty-six weeks ended July 30, 1994, the effective tax rate was 34.0% compared to 31.0% for the corresponding periods last year. The effective tax rate increase was primarily due to the increase in the Federal income tax rate and increases in state income tax rates. The effective tax rates differ from the statutory tax rate primarily due to the effect of tax credits and tax-free earnings on funds available for investment.





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E.  SALE AND LEASEBACK

In August 1994, the Company sold 13 stores for approximately $100 million and concurrently leased the properties back for an initial term of 25 years. The leases are renewable at the Company's option for nine additional terms of five years each. The Company has recorded these leases as operating leases.





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